Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, KY 40223

August 16, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Kevin W. Vaughn

Assistant Branch Chief

Re:	Porter Bancorp, Inc.

Form 10-K for the year ended December 31, 2009

Filed March 16, 2010

Form 10-Q for the period ended March 31, 2010

Filed May 11, 2010

File No. 001-33033

Response to Staff Comments

Dear Mr. Vaughn:

Porter Bancorp, Inc. (“Porter”) hereby submits the following responses to comments in the letter from the Commission’s staff dated July 22, 2010.

Form 10-K for the year ended December 31, 2009

Item 7. Management’s Discussion and Analysis

Non-Performing Assets, page 33

Comment:

1.	We note your disclosures related to the restructured loans, which include loans secured by residential or commercial real estate for which you have granted certain concessions. Please tell us and revise future filings to address the following:

a.	Describe the key features of your loan modification program(s), including a description of the significant terms modified and the typical length of each of the modified terms. Please provide this information separately for loans that are collateral-dependent and loans that are not collateral-dependent.

Response:	We have provided in this letter and will revise future filings to clarify that we do not have a formal loan modification program. Rather, we work with individual customers on a case-by-case basis to facilitate the orderly collection of our principal and interest before a loan becomes a non-performing loan. If a customer is struggling to make contractual payments, we review the particular circumstances of that customer’s situation and negotiate a revised payment stream. In other words, we identify performing customers experiencing financial difficulties, and through negotiations, we lower their interest rate, most typically on a short-term basis for three to six months. Our goal when restructuring a credit is to afford the customer a reasonable period of time to remedy the issue causing cash flow constraints within their business so that they can return to performing status over time.

Our loan modifications have taken the form of reduction in interest rate and/or curtailment of scheduled principal payments for a short-term period, usually three to six months, but in some cases until maturity of the loan. Our restructured loans are all collateral secured loans. If a customer fails to perform under the modified terms, we place the loan on non-accrual status and begin the process of working with the customer to liquidate the underlying collateral to satisfy the debt.

Securities and Exchange Commission

August 16, 2010

b.	Quantify your restructured loans by type of concession made (e.g. reduction interest rate, payment extensions, forgiveness of principal, etc.), and provide a narrative disclosure addressing your success/re-default rates for each type of concession. Please provide this information separately for loans that are collateral-dependent and loans that are not collateral-dependent.

Response:	We note for purposes of this response and will revise future filings to note, that restructured loans were all collateral dependent loans. Restructured loans totaled 21 loans or $25.2 million at December 31, 2009 and 19 loans or $23.4 million at March 31, 2010. All of these loans were granted interest rate reductions to provide cash flow relief to customers experiencing cash flow difficulties. Of these loans, four loans totaling approximately $4.0 million, were also granted principal payment deferrals to maturity. There were no concessions made to forgive principal relative to these loans.

As of June 30, 2010, 16% of the restructured loans reported at March 31, 2010 have failed to perform under the modified loan terms and have been classified as non-accrual loans or have become other real estate owned. 84% of the restructured loans continue to perform according to the modified loan terms.

In accordance with ASC 310-50-2, we view success as a return to the original terms or payoff in full on a restructured loan. If the customer fails to pay as agreed under the terms of the restructure we move the restructured loan to non-accrual. Historically, we have not quantified our success or migration to non-accrual for these concessions.

c.	Quantify and provide a narrative discussion of the number of second/junior liens held where the first loan has been modified, including how the allowance is developed for the second liens.

Response:	We note for purposes of this response, and will revise future filings to note, that our portfolio of second mortgages are primarily home equity lines of credit and amortizing junior residential mortgages. Our home equity lines of credit secured by junior liens on single family residences totaled $31.3 million at March 31, 2010, while our portfolio of fixed rate amortizing junior mortgage home loans totaled $19.6 million at March 31, 2010. In the aggregate these loans represent approximately 3.8% of our portfolio. We have not modified the loans secured by first mortgages on these properties.

We do not actively market a second mortgage product for commercial real estate. In cases where we hold the first mortgage, we may extend a second mortgage to the customer. When developing the allowance for these loans, we consider the total indebtedness relative to the fair value of the underlying collateral.

d.	Explain in detail how you consider whether the restructured loans are troubled debt restructurings based on ASC 310-40-15.

Response:	We note for purposes of this response, and will revise future filings to note, that in accordance with ASC 310-40-15, we consider any loan that is restructured for a borrower experiencing financial difficulties due to a borrower’s potential inability to pay in accordance with contractual terms of the loan to be a troubled debt restructure. Specifically we consider a concession involving a modification of the loan terms, such as a reduction of the stated interest rate, reduction or deferral of principal, or reduction or deferral of accrued interest at a stated interest rate lower than the current market rate for new debt with similar risk to be troubled debt restructurings. When a modification of terms is made for a competitive reason, we do not consider that to be a troubled debt restructuring. The primary example of a competitive modification would be an interest rate reduction for a performing customer to a market rate as the result of a market decline in rates.

Securities and Exchange Commission

August 16, 2010

e.	If you do not believe these loan modifications are troubled debt restructurings under ASC 310-40-15, tell us and revise your future filings to confirm whether you believe the allowance related to the modified loans would not have been materially different if calculated pursuant to paragraph 22 of ASC 310-10-35 (SFAS 114).

Response:	We believe these restructured loans are troubled debt restructurings under ASC 310-40-15. We will revise future filings to reflect this and to note that the allowance related to these modified loans has been computed pursuant to paragraph 22 of ASC 31-10-35 (SFAS 114).

f.	We note your disclosure that generally the concessions range from “three to six months.” Please tell us the scenarios where you would use such short-term loan modification program(s) as opposed to longer-term modification program(s) (typically defined as modifications made for 12-months or longer). Further, disclose whether these short-term modifications often result in more permanent or longer-term modifications being made in the future for these loans, as applicable.

Response:	We note for purposes of this response, and will revise future filings to note, that we generally use three to six month interest rate concessions for loans secured by residential and commercial rental properties and loans secured by real estate held for sale for a range of reasons such as loss of a tenant, cases where additional time to lease up a facility is needed, and when additional time is needed to sell and market a property held for sale by our customer.

In these cases, it has generally been our experience that tenants can be found during the short-term concession window thereby improving the customers’ cash flow. We prefer to keep the modification period to three to six months to allow us to actively monitor the project. In most cases these modifications will be extended at the customers request if the underlying cash flow problem has not been remedied after the initial three to six month period. These extensions are generally for an additional three to six month period and are conditioned upon the customer’s ability to service the interest due according to the modified terms. If the customer cannot pay the interest due under the modified terms, we place the loan on non-accrual status and write-off any accrued but uncollected interest.

g.	Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms. Disclose your policy regarding how many payments the borrower needs to make on the restructured or modified loan before the loan is returned to accrual status. Specifically disclose the extent to which restructured loans at December 31, 2009 and March 31, 2010 were shown as nonaccrual loans within the nonperforming loans.

Response:	Our restructured loans totaled 21 loans or $25.2 million and 19 loans or $23.4 million at December 31, 2009 and March 31, 2010, respectively. Loans that become restructured are generally modified before a loan reaches the stage where it would be classified as non-accrual. These restructured loans were on accrual status as payments were being made according to the restructured loan terms. In accordance with ASC 310-50-2, we continue to report restructured loans until such time as the loan has developed a reasonable repayment history (usually six to twelve consecutive payments), the borrower displays the financial capacity to repay, and the loan terms return to the terms in place prior to the restructure. If the customer fails to perform, we place the loan on non-accrual status and seek to liquidate the underlying collateral for these loans.

As of June 30, 2010, 16% of the restructured loans reported at March 31, 2010 have failed to perform under the modified loan terms and have been classified as non-accrual loans or other real estate owned. 84% of those loans continue to perform according to the modified loan terms.

Securities and Exchange Commission

August 16, 2010

h.	Clearly and comprehensively discuss your non-accrual policies for restructured loans. Please clarify if you have different policies for different restructured loan types.

Response:	We note for purposes of this response, and will revise future filings to note, that our non-accrual policies for restructured loans are identical to our non-accrual policies for all loans. Our policy calls for a loan to be reported as non-accrual if it is maintained on a cash basis because of deterioration in the financial condition of the borrower, payment in full of principal and interest is not expected, or principal or interest has been in default for a period of 90 days or more unless the assets are both well secured and in the process of collection. An asset is “well secured” if it is secured by (1) collateral in the form of liens on or pledges of real or personal property, including securities, that have a realizable value sufficient to discharge the debt (including accrued interest) in full, or (2) the guarantee of a financially responsible party. An asset is in the “process of collection” if collection of the asset is proceeding in due course either (1) through legal action, including judgment enforcement procedures, or, (2) in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status in the near future. For purposes of applying the third test for nonaccrual status listed above, the date on which an asset reaches nonaccrual status is determined by its contractual terms. If the principal or interest on an asset becomes due and unpaid for 90 days or more on a date that falls between report dates, the asset should be placed in nonaccrual status as of the date it becomes 90 days past due and it should remain in nonaccrual status until it meets the criteria for restoration to accrual status. As a general rule, a nonaccrual asset may be restored to accrual status when: (1) none of its principal and interest is due and unpaid, and the Bank expects repayment of the remaining contractual principal and interest, or (2) when it otherwise becomes well secured and in the process of collection.

i.	For loans that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

Response:	We note for purposes of this response, and will revise future filings to note, that when a partial charge-off is recorded, the loan will not be classified as restructured, but rather be classified as non-accrual and moved into collection or foreclosure proceedings.

j.	If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether the portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that part of the amount is reflected within interest income, please disclose the amount. Refer to ASC 310-10-45 for guidance.

Response:	For purposes of this response and for future filings, we note that we evaluate loans for impairment using either the cash flow method, or as a practical expedient, the fair value of collateral as determined by appraisal less estimated cost to sell. In most cases, because we do real estate development lending, we use an appraisal rather than the expected future cash flows to measure impairment. Changes in value for impairment, including the amount attributed to the passage of time, are recorded entirely within the provision for loan losses.

Securities and Exchange Commission

August 16, 2010

Allowance for Loan Losses, page 34

Comment:

2.	We note that your coverage ratio of the allowance for loans losses to nonperforming loans decreased significantly between 2008 and 2009. As of March 31, 2010 and December 31, 2009 your allowance for loan losses covered only 44% and 31% of your nonperforming loans, respectively, as compared to a coverage ratio of 92% at December 31, 2008. Please tell us and revise future filings to disclose the specific reason(s) for the significant fluctuations in this ratio. Revise your future filings to specifically discuss how you considered these fluctuations when evaluating the appropriateness of your allowance as of those dates.

Response:	We have provided in this letter and will revise future filings to include enhanced quantitative and qualitative disclosures regarding fluctuations in our allowance for loan losses to nonperforming loans ratio.

Nonperforming loans trended upward significantly from $21.3 million at December 31, 2008 to $84.9 million at December 31, 2009, and then declined to $60.5 million at March 31, 2010. Our non-performing loans were primarily construction, land development, other land, and commercial real estate loans at each period end. The protracted slowdown in the economy in general, and specifically the slow down in demand for residential housing units and the loss of tenants or the inability to lease vacant residential or retail space, has placed inordinate stress on these customers and their ability to repay according to the contractual terms of the loans. As these loans were classified as non-performing at December 31, 2008, December 31, 2009 and March 31, 2010 the denominator of the coverage ratio increased over 2008 and 2009 and began to decline in the first quarter of 2010.

Our allowance for loan losses is made up of two components to ensure that we have in management’s best estimate, adequate reserves to absorb probable incurred credit losses within the portfolio. First, for individual credits or relationships on the classified, impaired, or non-accrual list, we specifically analyze the cash flow of the borrower, the net realizable value of the underlying collateral, and the financial strength of the guarantor in determining the specific reserve to record. The second component is the general reserve. The general reserve is used to record loan loss reserves for groups of homogenous loans, in which we estimate the probable incurred credit losses in the portfolio based on historical charge off rates, market economic factors, environmental factors, and regulatory factors, that in management’s judgment, require current recognition in estimating losses.

The majority of our nonperforming loans are secured by real estate collateral. While our nonperforming loans have trended upward since 2008, the underlying collateral coverage for nonperforming loans supports the significant collection of our principal, and therefore, we do not estimate a proportionate upward trending in losses. Please see the following table that demonstrates the trend in our nonperforming loans since 2008 and our corresponding trends within the reserve for nonperforming loans and the reserves for the balance of the portfolio.

Securities and Exchange Commission

August 16, 2010

	Period ended:
	6/30/2010	3/31/2010	12/31/2009	12/31/2008
Allowance for loan losses	$26,836	$26,543	$26,392	$19,652

Non-performing loans	$48,696	$60,458	$84,856	$21,323

Allowance for loan losses to non performing loans	55%	44%	31%	92%

Gross Loans	$1,336,131	$1,360,241	$1,412,918	$1,350,106

Reserves for non-performing loans	$7,204	$7,065	$7,266	$2,363
Nonperforming loans	$48,696	$60,458	$84,856	$21,323
Reserve Ratio	14.8%	11.7%	8.6%	11.1%

Reserves for performing loans	$19,632	$19,478	$19,126	$17,289
Performing loans	$1,287,435	$1,299,783	$1,328,062	$1,328,783
Reserve Ratio	1.5%	1.5%	1.4%	1.3%

Item 8. Financial Statements

Note 18 – Fair Values, page 71

Comment:

3.	You disclose here that you obtain appraisals for collateral underlying impaired loans at the time the loan is identified as impaired. Further, you disclose on page 36 that, in general, you obtain updated appraisals “when circumstances are warranted such as at the time of renewal or when market conditions have significantly changed.” Please address the following:

a.	Please tell us in greater detail how you determine when “circumstances are warranted” and “when market conditions have significantly changed.” In this regard, explain whether you make this assessment on a property-by-property basis or whether you consider the broader economic climate and widespread deterioration in real estate values when determining the need to obtain updated appraisals.

Response:	We make the assessment as to “when circumstances are warranted” and “when market conditions have significantly changed” primarily on a property-by-property basis. This determination must be made in light of circumstances in the broader economic climate and our assessment of deterioration of real estate values in the property’s market.

The first stage of our assessment involves the dispatch of a senior company officer familiar with the specific markets in which we operate to inspect the property in question. That officer engages in discussions with local real estate professionals, investors, and market makers to determine the likely marketing time and value range for the property. The second phase involves an assessment of current trends in the regional market. We operate in several markets throughout Kentucky. The Kentucky real estate market has experienced, in general, a downward trend in value over this last cycle of the economy; however, the level of that deterioration has been muted in comparison to levels noted in other areas of the country.

Securities and Exchange Commission

August 16, 2010

After thorough consideration of these factors, the officer will recommend to management whether or not to commission a new appraisal.

b.	To the extent possible, please tell us the average age of the appraisals used to determine the fair value of your collateral-dependent impaired loans at December 31, 2009 and March 31, 2010 for both impaired loans that did not require specific allowances and for those loans that did require specific allowances.

Response:	To the extent possible, we computed the average age of appraisals used to determine the fair value of collateral-dependent impaired loans at December 31, 2009 and March 31, 2010. To compute the average age, we selected a representative sample of appraisals supporting approximately 73% of the impaired loan dollars at December 31, 2009, and 80% of the impaired loan dollars at March 31, 2010.

The average age of appraisals used to determine the fair value of our collateral dependent impaired loans at December 31, 2009 was 20 months for loans that did not require a specific allowance and 27 months for loans that did require a specific allowance.

The average age of appraisals used to determine the fair value of our collateral dependent impaired loans at March 31, 2010 was 20 months for loans that did not require a specific allowance and 26 months for loans that did require a specific allowance.

c.	Tell us whether estimates or adjustments were made and reflected in your financial statements for appraisals in process or that were otherwise delayed for any particular quarter or at year end.

Response:	We routinely apply an internal discount to the value of appraisals used in the fair value evaluation of our impaired loans. We frequently apply deductions to the appraisal in our file to take into account changing business factors and market conditions, as well as potential value impairment in cases where our appraisal date predates a likely change in market conditions. These deductions range from 10% for routine real estate collateral to 25% for real estate determined (1) to have a thin trading market or (2) to be a specialized collateral. This is in addition to estimated discounts for cost to sell of six percent.

d.	Given that ASC 310-10-35-22 permits impairment measurements on collateral dependent loans to be based on the fair value of the underlying collateral as a “practical expedient”, tell us what consideration you gave to using a discounted cash flow model to measure impairment on those loans for which current appraisals were not available. To this extent, if you did not use external appraisals to fair value the collateral for impaired loans, please provide us with a comprehensive response which discussed your process and procedures for estimating the fair value of the collateral for these loans.

Response:	We gave consideration to using a discounted cash flow model to measure impairment on those loans for which current appraisals were not available. However, our primary business is making real estate secured loans. The primary cash flow for redemption of our impaired loans is generally the liquidation of the underlying collateral. To that end, the discounted cash flow model did not, in our opinion, provide a meaningfully different result than the practical expedient approach we generally chose to use.

In the cases of real estate loans secured by subdivision lots or multiple residential units to be sold, we re-evaluated the discounted cash flow model utilized in the existing appraisal and updated the key assumptions in the model such as retail lot prices, expected absorption periods, present value factors, and other relevant information to reassess the discounted cash flows based on current market factors.

Comment:

4.	You disclose that impaired loans are classified as Level 3 because “significant” adjustments are “routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available.” Please provide us with the following information regarding the adjustments that were made:

a.	Specifically identify whether the adjustments were made by external appraisers as part of their normal appraisal process or whether these adjustments were made by the bank to the final appraised values received from the independent appraisers.

Securities and Exchange Commission

August 16, 2010

Response:	The adjustments we are noting in this language were made by the appraiser as part of the normal appraisal process. Our statement that significant adjustments are routinely made in the appraisal process by appraisers to adjust for differences between the comparable sales and income data available was made for the purposes of pointing out why impaired loans are reported as Level 3.

We routinely apply an internal discount to the value of appraisals used in the fair value evaluation of our impaired loans. We frequently apply deductions to the appraisal in file to take into account changing business factors and market conditions as well as potential value impairment in cases where our appraisal date predates a likely change in market conditions. These deductions range from 10% for routine real estate collateral to 25% for real estate determined to have a thin trading market or falling into a specialized collateral. This is in addition to estimated discounts for cost to sell of six percent.

b.	Provide greater detail about the circumstances in which adjustments were required to appraisals. For example, tell us whether the adjustments are most often applied in certain geographic areas where the properties are located or whether the adjustments are more concentrated among loan types. As part of your response, please provide some quantitative and qualitative information discussing the impact and regions where adjustments were necessary, including nature of properties where adjustments were made.

Response:	The adjustments we are discussing in this language are those routine adjustments made by an appraiser during the normal appraisal process to adjust the value of a specific property relative to comparable properties for variations in qualities such as location, size, and income production capacity relative to the subject property of the appraisal. The only adjustments we make are described above in our response to 3.c.

We routinely apply an internal discount to the value of appraisals used in the fair value evaluation of our impaired loans. We frequently apply deductions to the appraisal in file to take into account changing business factors and market conditions as well as potential value impairment in cases where our appraisal date predates a likely change in market conditions. These deductions range from 10% for routine real estate collateral to 25% for real estate determined to have a thin trading market or falling into a specialized collateral. This is in addition to estimated discounts for cost to sell of six percent.

c.	Tell us how the significant adjustments were made to the appraisal values and whether the adjustments typically resulted in an increase or decrease in the appraisal value.

Response:	The adjustments discussed in connection with the classification of impaired loans are those routine adjustments made by an appraiser during the normal appraisal process to adjust the value of a specific property relative to comparable properties for variations in qualities such as location, size, and income production capacity relative to the subject property of the appraisal. The only adjustments we make are described above in our response to 3.c.

Comment:

5.	We note your disclosure that OREO is “evaluated at the time of acquisition and recorded at fair value as determined by independent appraisal or internal market evaluation less cost to sell,” and that you continue to evaluate OREO for impairment on a quarterly basis. It is not clear from your disclosures whether you obtain updated appraisals for these properties and, if so, how often you obtain the appraisals. Accordingly, please tell us and revise future filing to clarify whether these quarterly valuations are determined by means of obtaining updated appraisals or by other internal valuation methodologies. Specifically identify the extent of the valuations obtained from internal sources.

Securities and Exchange Commission

August 16, 2010

Response:	We note for purposes of this response and will disclose in future filings that our quarterly evaluations of OREO for impairment are driven by property type. For smaller dollar single family homes, we consult with internal real estate sales staff and external realtors, investors, and appraisers. Based on these consultations, we determine asking prices for OREO properties we are marketing for sale. If the internally evaluated market price is below our underlying investment in the property, we take appropriate write-downs.

For larger dollar (generally $500,000 or more) commercial real estate properties we obtain a new appraisal of the subject property in connection with the transfer to other real estate owned. In some of these circumstances, an appraisal is in process at quarter end, and we must make our best estimate of the fair value of the underlying collateral based on our internal evaluation of the property, review of the old appraisal, and discussions with the currently engaged appraiser. We do not obtain updated appraisals on a quarterly basis after the receipt of the initial appraisal. Rather, we internally review the fair value of the other real estate owned in our portfolio on a quarterly basis to determine if a new appraisal is warranted based on the specific circumstances of each property.

Note 24 – Subsequent Events, page 77

Comment:

6.	We note your disclosure here and on page 19 of your March 31, 2010 Form 10-Q that you transferred a residential construction and development loan totaling approximately $17.6 million to OREO during the first quarter of 2010. We also note you disclose on page 77 that this loan was current as of December 31, 2009 and that the transfer to OREO had no affect on your provision or allowance for loan losses as of December 31, 2009. Please address the following:

a.	Tell us whether you obtained an updated appraisal at the date of transfer or explain the analysis you performed to estimate the fair value of the underlying collateral in the absence of a current appraisal.

Response:	After the end of 2009, adverse conditions affecting our customer’s global financial condition came to light that warranted our actions to seek a deed in lieu of foreclosure to protect our collateral from potential liens and litigation arising from projects in which we were not involved. We received that deed in March 2010. The underlying collateral was in several parcels and the most current appraisals in file at that time for each parcel were dated from February 2008 to March 2009. While we ordered new appraisals in connection with this transaction, given the speed at which the transaction progressed, the appraisals were not received before to taking the deed or issuing our financial statements.

To make our best estimate of the fair value of the underlying collateral, we worked with bank personnel that were familiar with the project and the local market, performed site visits, and reviewed the appraisals in file. We also held detailed discussions with the appraiser who performed the original appraisals and who was engaged to re-appraise the property. That evaluation included a review of the retail value of single family houses and lots in the market area, a review of the as-is condition of the property, consideration of the expected absorption period given current market conditions, and ultimately a discounted cash flow analysis to determine an estimate of the net present value of the expected cash flows from the sale of the property.

b.	Tell us and disclose in future filings the extent to which the transfer of this loan had any effect on your provision for loan losses or allowance for loan losses as of March 31, 2010.

Securities and Exchange Commission

August 16, 2010

Response:	We note for purposes of this response, and will disclose in future filings, that the loan was transferred to other real estate owned for $17.6 million or the promissory note amount at that time as our estimated fair value of the property was in excess of the amount owed to the bank by the customer. The transfer resulted in no charge to the allowance for loan loss or any additional provision for loan losses. The appraisals received in June 2010 confirmed our estimates of market value as the appraised values were in excess of the $17.6 million at which we recorded the other real estate owned.

c.	Tell us how you evaluated this transaction under ASC 855-10, including how you determined whether this was a Type I or Type II subsequent event.

Response:	We evaluated this transaction in accordance with ASC 855-10, and determined that from a valuation perspective this was a Type 1 subsequent event transaction and we assessed it with all available information through the date of the financial statements.

We also assessed this transaction for balance sheet classification and determined it was a Type 2 or non-recognized subsequent event. The character of the asset was in fact that of a loan at the balance sheet date of December 31, 2009. The customer’s obligations reached maturity in January 2010. During the renewal process, adverse conditions affecting our customer’s global financial condition came to light that warranted our actions to seek a deed in lieu of foreclosure to protect our collateral from potential liens and litigation arising from projects in which we were not involved.

Taking a deed in lieu of foreclosure in March 2010 did not call for any change to the financial statements or footnotes. To have recorded the transaction in a different fashion at December 31, 2009 would not have been appropriate. Given the size of the transaction, however, we believed footnote disclosure was warranted as the 2009 financial statements had not yet been issued and the deed in lieu of foreclosure had been taken to satisfy the loan.

Form 10-Q for the period ended March 31, 2010

Item 1. Financial Statements

Note 3 – Securities, page 9

Comment:

7.	Regarding your available for sale equity securities, please address the following. Refer to ASC 320-10-S99-1 for guidance, as needed.

a.	Provide us with a listing of your equity securities that are in an unrealized position at March 31, 2010, detailing the cost and unrealized loss as well as the length of time each security has been in an unrealized position.

Response:

Please see the listing of our equity securities that are in an unrealized loss position at March 31, 2010, which are being provided supplementally to the staff. We have 21 equity securities having an aggregate unrealized loss of approximately $325,000 at March 31, 2010. The list details each security, its ticker symbol, our cost basis, market value, the length of time it has been in an unrealized loss position, and several other quantitative factors.

b.	Provide us with OTTI analysis of these securities that identifies all available positive and negative objective evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

Securities and Exchange Commission

August 16, 2010

Response:

We have considered several factors that identify positive and negative objective evidence. The list of our equity securities noted above presents the objective evidence by security. We believe each of the companies in our portfolio are viable companies with underlying fundamentals that support the near-term ability of the stock to return to or exceed our carrying value of the investment. We primarily consider earnings , earnings trends, trading ranges, price to earnings multiples for the company and the particular industry, dividend yields, economic trends, and current events when making this assessment.

c.

Tell us and revise your future filings to discuss the assumptions and estimates included in your OTTI analysis and how it provides your basis for determining that the security will recover its cost basis in the “near term.” Further, tell us and revise your future filings to clearly disclose how you define “near term” for purposes of your impairment analyses.

Response:

We typically define near-term as within the next twelve months for internal purposes of impairment analysis of these securities. We will revise future filings to affirmatively state the authoritative literature upon which we rely as well as the specific objective evidence metrics we monitor. You will note in our June 30, 2010 filing on Form 10-Q that we have determined based upon the relevant market information and stock price trends in July and early August 2010 that we cannot objectively assert that our basis in the securities that have been in an unrealized loss position for greater than twelve months is recoverable in the near-term. As such, we recorded an OTTI write-down of $465,000 to write the 21 equity securities that had been in an unrealized loss position for more than twelve months down to current fair value.

d.	Explain the reason for the fair value declines, and tell us how you considered this information in your impairment analysis.

Response:

We viewed our conclusions that the fair value declines were not other than temporary impairment declines through the first quarter of 2010 in light of FASB Staff Position paper ASC 320-10-55-23 example A.6 In particular, we viewed the declines in fair value of these securities as having been driven by market, industry, and individual company financial performance pressures that we believed were associated with economic market cycles rather than the specific fundamentals of the equities we owned. The companies in our portfolio are generally profitable, dividend paying companies listed on the New York, NASDAQ, or AMEX stock exchanges. These securities experienced fair value declines that generally began with the economic and market declines of 2007 that deepened in 2008 and stabilized in 2009. We saw those improving trends continue through early May of 2010. The value of these investments declined along with the general market in June 2010. As we continued to evaluate these securities through July and into August, we determined that we cannot objectively conclude that our basis will be recovered in the near-term and, therefore, recorded the OTTI write-down discussed above in c.

e.

Tell us the specific authoritative literature you used to support your accounting treatment and your conclusion that you do not believe securities in your portfolio should be classified as other-than-temporarily-impaired.

Response:

In regard to the specific authoritative literature we use to support our accounting treatment and conclusion that we do not believe any of the equity securities in our portfolio should be classified as other-than-temporarily impaired at December 31, 2009 and March 31, 2010, we refer primarily to the guidance prescribed in ASC 320-10-S99-1 (SAB Topic 5.M, Other than Temporary Impairment of Certain Investments in Equity Securities), as well as FASB Staff Position paper ASC 320-10-55-23 including example A.6.

Securities and Exchange Commission

August 16, 2010

Porter Bancorp, Inc. hereby acknowledges that:

•	Porter Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in its registration statement;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the registration statement; and

•	Porter Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (502) 499-4800 if you have any questions or require any further information with respect to these matters.

Sincerely,

/s/ David B. Pierce
David B. Pierce Chief Financial Officer